Mail Stop 3561

May 19, 2008

Robert P. Ingle
Chief Executive Officer
Ingles Markets, Incorporated
2913 U.S. Highway 70 West
Black Mountain, NC 28711

> **Re:** **Ingles Markets, Incorporated**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed January 8, 2008**
> **File No. 0-14706**

Dear Mr. Ingle:

We have completed our review of your definitive proxy statement filed on Schedule 14A and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director